UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2009

Commission File Number: 000-31557

CIBT Education Group Inc.
(Translation of registrant’s name into English)

Suite 1200, 777 West Broadway
Vancouver, British Columbia, Canada V5Z 4J7
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒      Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐   No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

On December 3, 2009, CIBT Educations Group Inc. (the “Company”) issued a news release announcing its audited fiscal 2009 operating results for the year ended August 31, 2009 prepared in accordance with Canadian generally accepted accounting principals.

The Company’s annual consolidated financial statements and management’s discussion and analysis have been filed with securities regulators in Canada and may be viewed at www.sedar.com.

Copies of the December 3, 2009 news release, the Company’s management discussion and analysis and consolidated financial statements for the fiscal year ended August 31, 2009, auditor’s report and certifications of the Company’s CEO and CFO, prepared in accordance with Canadian generally accepted accounting principals, are attached as exhibits hereto.

EXHIBITS

Number	Description of Exhibit
99.1	December 3, 2009 News Release – “CIBT Reports Fiscal 2009 Results”
99.2	Management’s Discussion and Analysis
99.3	Consolidated Financial Statements
99.4	Audit Report
99.5	CEO Certification of Annual Filings
99.6	CFO Certification of Annual Filings

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CIBT Education Group Inc.
(Registrant)

Date: December 3, 2009	By:	/s/ Toby Chu
Toby Chu President and Chief Executive Officer